Exhibit 12.1
EXTERRAN HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
(unaudited)

	Six Months Ended	Years Ended December 31,
	June 30,
	2011 (1)	2010 (2)	2009 (3)	2008 (4)	2007 (5)	2006
Income (loss) from continuing operations before income taxes	$(75,494)	$(225,170)	$(197,557)	$(944,609)	$(2,339)	$73,908
Equity (income) loss adjustment	—	609	91,154	(23,974)	(12,498)	(19,430)
Fixed charges	88,981	167,218	147,570	141,750	138,805	129,477
Distributed income of equity interests	—	—	—	3,305	8,516	17,599
Amortization of capitalized interest	910	1,548	783	1,926	1,406	778
Capitalized interest	(864)	(1,666)	(4,529)	(306)	(1,346)	(1,843)

Total Earnings	$13,533	$(57,461)	$37,421	$(821,908)	$132,543	$200,489

Interest expense including capitalized interest and amortization of capitalized debt expense	$72,620	$137,815	$127,374	$130,090	$131,649	$125,384
Amortized debt discount	8,902	16,364	8,329	—	—	—
Estimated interest portion of rental expenditures	$7,459	$13,039	$11,867	$11,660	$7,156	$4,093

Total Fixed Charges	$88,981	$167,218	$147,570	$141,750	$138,805	$129,477

Ratio of Earnings to Fixed Charges	—	—	—	—	—	1.55

(1)	Due to a loss for the six months ended June 30, 2011, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $75.4 million to achieve coverage of 1:1. During the six months ended June 30, 2011, we recorded long-lived asset impairment charges of $2.1 million. For more information regarding these pre-tax charges, see Note 9 to the consolidated financial statements included in our quarterly report on Form 10-Q for the period ended June 30, 2011.

(2)	Due to a loss for the year ended December 31, 2010, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $224.7 million to achieve coverage of 1:1. During the year, we recorded long-lived asset impairment charges of $146.9 million. For more information regarding these pre-tax charges, see Note 14 to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(3)	Due to a loss for the year ended December 31, 2009, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $110.1 million to achieve coverage of 1:1. During the year, we recorded a goodwill impairment charge of $150.8 million, long-lived asset impairment charges of $97.0 million and restructuring charges of $14.3 million. For more information regarding these pre-tax charges, see Notes 9, 14 and 15, respectively, to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(4)	Due to a loss for the year ended December 31, 2008, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $963.7 million to achieve coverage of 1:1. In the fourth quarter of 2008, we recorded a goodwill impairment charge of $1,148.4 million and a long-lived asset impairment charge of $24.1 million. For more information regarding these pre-tax charges, see Notes 9 and 20, respectively, to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008.

(5)	Due to a loss for the year ended December 31, 2007, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $6.3 million to achieve coverage of 1:1. During the year, we recorded debt extinguishment charges of $70.2 million and an impairment to our fleet assets of $61.9 million. For more information regarding these pre-tax charges, see Notes 11 and 19, respectively, to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007.